UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004 (November 3, 2004)

Commission File Number: 1-9141

THE NEWS CORPORATION LIMITED

(Name of Registrant)

2 Holt Street, Sydney, New South Wales, 2010, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report is incorporated by reference in the prospectus contained in Registration Statement Nos. 33-43799, 33-71446, 33-86358, 33-89584, 333-4962, 333-6324, 333-6896, 333-7466, 333-10338, 333-10624, 333-12878, 333-8246, 333-13556, 333-106837, 333-112405, 333-112428 and 333-51434 filed by the Registrant under the Securities Act of 1933.

Annexed hereto are excerpts from the announcements by The News Corporation Limited (“News Corporation”) of its financial results for the quarter ended September 30, 2004 in Australian and U.S. dollars.

Such announcements were filed with the Australian Stock Exchange and released in New York on November 3, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE NEWS CORPORATION LIMITED

Date: November 3, 2004	By:	/s/ Arthur M. Siskind
Arthur M. Siskind
Director

EXHIBIT INDEX

Exhibit
A.	Excerpt from the announcement made by News Corporation of its financial results in Australian dollars for the quarter ended September 30, 2004.

B.	Excerpt from the announcement made by News Corporation of its financial results in U.S. dollars for the quarter ended September 30, 2004.

EXHIBIT A

News Corporation

EXCERPTS FROM EARNINGS RELEASE FOR THE QUARTER ENDED 30 SEPTEMBER,

2004 IN AUSTRALIAN DOLLARS USING AUSTRALIAN GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

STATEMENT OF FINANCIAL PERFORMANCE

	Note	3 Months Ended 30 September,
		2004	2003
		A$ Millions (except per share amounts)
Sales revenue	1	$7,365	$7,081
Operating expenses		(6,223)	(5,986)

Operating income	1	1,142	1,095
Net profit from associated entities		28	87
Borrowing costs		(211)	(225)
Interest income		60	52

Net borrowing costs		(151)	(173)
Exchangeable securities expense		(26)	(28)
Other items before income tax, net		5	93

Profit from ordinary activities before income tax		998	1,074

Income tax (expense) benefit on:
Ordinary activities before other items		(351)	(303)
Other items		182	(33)

Net income tax expense		(169)	(336)

Net profit from ordinary activities after tax		829	738
Net profit attributable to outside equity interests		(68)	(94)
Net Profit Attributable to Members of the Parent Entity		$761	$644

Net exchange losses recognised directly in equity		(756)	(576)

Total change in equity other than those resulting from transactions with owners as owners		$5	$68

Diluted earnings per share on net profit attributable to members of the parent entity
Ordinary shares		$0.114	$0.109
Preferred limited voting ordinary shares		$0.136	$0.129
Ordinary and preferred limited voting ordinary shares		$0.129	$0.122

The News Corporation Limited

Incorporated in Australia

A.C.N. 007-910-330

2 Holt Street Sydney; Correspondence: G.P.O. Box 4245 Sydney, Australia; Telephone: (02) 9288-3000

News Corporation
EARNINGS RELEASE
FOR THE QUARTER ENDED 30 SEPTEMBER, 2004

STATEMENT OF FINANCIAL POSITION

	30 September, 2004	30 June, 2004
	A$ Millions
ASSETS
Current Assets
Cash	$5,827	$5,805
Cash on deposit	—	412
Receivables	6,733	6,039
Inventories	2,239	2,193
Other	584	563

Total Current Assets	15,383	15,012

Non-Current Assets
Receivables	1,025	1,076
Investments in associated entities	14,750	14,971
Other investments	734	811
Inventories	3,766	3,824
Property, plant and equipment	5,531	5,565
Publishing rights, titles and television licenses	30,567	31,185
Goodwill	329	318
Other	953	976

Total Non-Current Assets	57,655	58,726

Total Assets	$73,038	$73,738

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Interest bearing liabilities	$634	$1,553
Payables	8,452	7,847
Tax liabilities	511	705
Provisions	516	332

Total Current Liabilities	10,113	10,437

Non-Current Liabilities
Interest bearing liabilities	10,686	10,917
Payables	2,788	2,846
Tax liabilities	1,168	974
Provisions	919	982

Total Non-Current Liabilities Excluding Exchangeable Securities	15,561	15,719

Exchangeable securities	2,033	2,055

Total Liabilities	27,707	28,211
Shareholders’ Equity
Contributed equity	34,445	34,424
Reserves	2,041	2,771
Retained profits	3,240	2,682

Shareholders’ equity attributable to members of the parent entity	39,726	39,877
Outside equity interests in controlled entities	5,605	5,650

Total Shareholders’ Equity	45,331	45,527

Total Liabilities and Shareholders’ Equity	$73,038	$73,738

News Corporation
EARNINGS RELEASE
FOR THE QUARTER ENDED 30 SEPTEMBER, 2004

STATEMENT OF CASH FLOWS

	3 Months Ended 30 September,
	2004	2003
	A$ Millions
Operating activity
Net profit attributable to members of the parent entity	$761	$644
Adjustment for non-cash and non-operating activities:
Equity earnings, net	(136)	(87)
Distributions from investees	4	2
Outside equity interest	88	89
Depreciation and amortisation	196	219
Other items, net	(99)	(55)
Change in assets and liabilities:
Receivables	(811)	(628)
Inventories	(205)	(279)
Payables	814	394
Other liabilities	204	260

Cash provided by operating activity	816	559
Investing and other activity
Property, plant and equipment	(190)	(126)
Acquisitions, net of cash acquired	(48)	(63)
Investments in associated entities	(62)	(46)
Other investments	(37)	(45)
Proceeds from sale of non-current assets and other	174	361

Cash (used in) provided by investing activity	(163)	81
Financing activity
Repayment of debt and exchangeable securities	(920)	(288)
Decrease in cash on deposit	386	282
Issuance of shares	20	21
Dividends paid	(10)	(13)

Cash (used in) provided by financing activity	(524)	2

Net increase in cash	129	642
Opening cash balance	5,805	6,746
Exchange movement on opening balance	(107)	(121)

Closing cash balance	$5,827	$7,267

News Corporation
EARNINGS RELEASE
FOR THE QUARTER ENDED 30 SEPTEMBER, 2004

Note 1 – SEGMENT DATA

	3 Months Ended 30 September,
	2004	2003
	A$ Millions
BY GEOGRAPHIC AREAS
Revenues
United States	$4,959	$5,043
Europe	1,741	1,413
Australasia	665	625

	$7,365	$7,081

Operating Income
United States	$1,045	$1,051
Europe	(32)	(38)
Australasia	129	82

	$1,142	$1,095

BY INDUSTRY SEGMENT
Revenues
Filmed Entertainment	$1,953	$1,901
Television	1,425	1,540
Cable Network Programming	894	955
Direct Broadcast Satellite Television	589	402
Magazines and Inserts	329	339
Newspapers	1,227	1,125
Book Publishing	517	528
Other	431	291

	$7,365	$7,081

Operating Income
Filmed Entertainment	$405	$499
Television	331	273
Cable Network Programming	278	203
Direct Broadcast Satellite Television*	(172)	(178)
Magazines and Inserts	91	88
Newspapers	170	155
Book Publishing	85	90
Other	(46)	(35)

	$1,142	$1,095

EXHIBIT B

News Corporation

EXCERPTS FROM EARNINGS RELEASE FOR THE

QUARTER ENDED SEPTEMBER 30, 2004

IN U.S. DOLLARS USING AUSTRALIAN GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES PREPARED FOR THE U.S. MARKET. AUSTRALIAN READERS SHOULD

REFER TO THE AUSTRALIAN DOLLAR EARNINGS RELEASE.

STATEMENT OF FINANCIAL PERFORMANCE

	Note	3 Months Ended September 30,
		2004	2003
		US $ Millions (except per ADR amounts)
Sales revenue	1	$5,191	$4,649
Operating expenses		(4,386)	(3,930)

Operating income	1	805	719
Net profit from associated entities		20	57
Borrowing costs		(149)	(148)
Interest income		42	34

Net borrowing costs		(107)	(114)
Exchangeable securities expense		(18)	(18)
Other items before income tax, net		3	61

Profit from ordinary activities before income tax		703	705

Income tax (expense) benefit on:
Ordinary activities before other items		(247)	(199)
Other items		128	(22)

Net income tax expense		(119)	(221)

Net profit from ordinary activities after tax		584	484
Net profit attributable to outside equity interests		(48)	(62)
Net Profit Attributable to Members of the Parent Entity		$536	$422

Net exchange gains recognized directly in equity		38	42

Total change in equity other than those resulting from transactions with owners as owners		$574	$464

Diluted earnings per ADR on net profit attributable to members of the parent entity
Ordinary ADRs		$0.32	$0.28
Preferred limited voting ordinary ADRs		$0.38	$0.34
Ordinary and preferred limited voting ordinary ADRs		$0.36	$0.32

The News Corporation Limited

Incorporated in Australia

A.C.N. 007-910-330

2 Holt Street Sydney; Correspondence: G.P.O. Box 4245 Sydney, Australia; Telephone: (02) 9288-3000

News Corporation
EARNINGS RELEASE
FOR THE QUARTER ENDED SEPTEMBER 30, 2004

STATEMENT OF FINANCIAL POSITION

	September 30, 2004	June 30, 2004
	US $ Millions
ASSETS
Current Assets
Cash	$4,148	$4,051
Cash on deposit	—	287
Receivables	4,792	4,214
Inventories	1,594	1,530
Other	416	393

Total Current Assets	10,950	10,475

Non-Current Assets
Receivables	730	751
Investments in associated entities	10,498	10,447
Other investments	522	566
Inventories	2,681	2,669
Property, plant and equipment	3,937	3,883
Publishing rights, titles and television licenses	21,758	21,761
Goodwill	234	222
Other	678	681

Total Non-Current Assets	41,038	40,980

Total Assets	$51,988	$51,455

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Interest bearing liabilities	$451	$1,084
Payables	6,016	5,476
Tax liabilities	364	492
Provisions	367	232

Total Current Liabilities	7,198	7,284

Non-Current Liabilities
Interest bearing liabilities	7,606	7,618
Payables	1,984	1,986
Tax liabilities	832	680
Provisions	654	685

Total Non-Current Liabilities Excluding Exchangeable Securities	11,076	10,969

Exchangeable securities	1,447	1,433

Total Liabilities	19,721	19,686
Shareholders’ Equity
Contributed equity	21,462	21,447
Reserves	2,816	2,773
Retained profits	3,999	3,606

Shareholders’ equity attributable to members of the parent entity	28,277	27,826
Outside equity interests in controlled entities	3,990	3,943

Total Shareholders’ Equity	32,267	31,769

Total Liabilities and Shareholders’ Equity	$51,988	$51,455

News Corporation
EARNINGS RELEASE
FOR THE QUARTER ENDED SEPTEMBER 30, 2004

STATEMENT OF CASH FLOWS

	3 Months Ended September 30,
	2004	2003
	US $ Millions
Operating activity
Net profit attributable to members of the parent entity	$536	$422
Adjustment for non-cash and non-operating activities:
Equity earnings, net	(96)	(57)
Distributions from investees	3	1
Outside equity interest	62	59
Depreciation and amortization	138	144
Other items, net	(69)	(36)
Change in assets and liabilities:
Receivables	(577)	(425)
Inventories	(146)	(189)
Payables	586	285
Other liabilities	145	176

Cash provided by operating activity	582	380
Investing and other activity
Property, plant and equipment	(135)	(85)
Acquisitions, net of cash acquired	(34)	(42)
Investments in associated entities	(44)	(31)
Other investments	(26)	(31)
Proceeds from sale of non-current assets and other	124	244

Cash (used in) provided by investing activity	(115)	55
Financing activity
Repayment of debt and exchangeable securities	(655)	(195)
Decrease in cash on deposit	275	191
Issuance of shares	14	14
Dividends paid	(7)	(9)

Cash (used in) provided by financing activity	(373)	1

Net increase in cash	94	436
Opening cash balance	4,051	4,477
Exchange movement on opening balance	3	3

Closing cash balance	$4,148	$4,916

News Corporation
EARNINGS RELEASE
FOR THE QUARTER ENDED SEPTEMBER 30, 2004

Note 1 – SEGMENT DATA

	3 Months Ended September 30,
	2004	2003
	US $ Millions
BY GEOGRAPHIC AREAS
Revenues
United States	$3,495	$3,311
Europe	1,227	928
Australasia	469	410

	$5,191	$4,649

Operating Income
United States	$737	$690
Europe	(23)	(25)
Australasia	91	54

	$805	$719

BY INDUSTRY SEGMENT
Revenues
Filmed Entertainment	$1,377	$1,248
Television	1,004	1,011
Cable Network Programming	630	627
Direct Broadcast Satellite Television	415	264
Magazines and Inserts	232	222
Newspapers	865	739
Book Publishing	364	347
Other	304	191

	$5,191	$4,649

Operating Income
Filmed Entertainment	$285	$328
Television	233	179
Cable Network Programming	196	133
Direct Broadcast Satellite Television*	(121)	(117)
Magazines and Inserts	64	58
Newspapers	120	102
Book Publishing	60	59
Other	(32)	(23)

	$805	$719